SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES TO THE SEVEN HUNDRED NINETEENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

On the twenty first day of the month of August of the year two thousand fifteen, at 3:30 pm, at the company’s office located at Av. Presidente Vargas nº 409 – 13th floor, Rio de Janeiro – RJ, in their 719th meeting. The President of the Board, Mr. WAGNER BITTENCOURT DE OLIVEIRA chaired the meeting, atended by the following board members JOSÉ DA COSTA CARVALHO NETO, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSÉ MEDEIROS ALVES and LUIZ EDUARDO BARATA FERREIRA. Decision: DEL 092/2015: Reconvening of the Extraordinary General Meeting for the election of the member of the Board of  Administration and the Fiscal Council by the Controlling Shareholder. RES-463, from 18.08.2015. To this end, the Reconvening Notice below was signed. “MINISTRY OF MINES & ENERGY. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (open Company). CNPJ. nº 00001180/0001-26. RETIFICATION OF RECONVENING NOTICE. 163th Extraordinary General Meeting. We reconvene the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras to meet at the Company’s Headquarters, in Brasilia, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasilia – DF, on the 21st day of September 2015, at 10 o’clock, in an Extraordinary General Meeting, to discuss the following Agenda: 1. Controlling shareholder approval of the election of Mr. Luiz Eduardo Barata Ferreira, as a member of the Board of Administration, according to article 28 of the Company’s bylaws; 2. Election by the controlling shareholder of 2 (two) members of the Board of Administration, according to item I of article 17 of the Company’s bylaws; 3. Election of a full member of the Fiscal Council, to replace Mr. Ricardo de Paula Monteiro, and his respective substitute, to replace Mr. Hugo Leonardo Gosmann according to article 36 of the Company’s bylaws. 4. Election of the full member of the Fiscal Council, to replace Mr. Jarbas Raimundo de Aldano Matos, and his respective substitute, to replace Mr. Jairez Elói de Sousa Paulista according to article 36 of the Company’s bylaws. The notice hereing adds and replaces the call noticed issued on 31st July 2015 Company pages (http://www.eletrobras.com.br/ri), of the Securities Commission – CVM (http://www.cvm.gov.br) and of BM&FBovespa (www.bmfbovespa.com.br), besides being published in the news at Diário Oficial da União, O Globo, Valor Econômico and Correio Brasiliense, on August 04, 05 and 06. Under the provisions of paragraph one of the article 126 of Federal Law n. 6.404/1976, as altered (“Corporation Law”) and of the decision of the I. CVM commission on proccess CVM RJ2014/3578, on 04 November 2014, the share holder may be represented in the general meeting: (i) if it is a natural person, by an attorney constituted for at least 1 (one) year (in case he/she is a Company shareholder, administrator or lawyer regularly enrolled in the Ordem dos Advogados do Brasil), (ii) if a legal entity, by the legal representatives or by an appointed attorney under the terms of their acts of incorporation and according to the rules of the Brazilian Civil Code, (iii) if it is an investment fund, by its administrator and/or manager or, even, by an appointed attorney under the terms of their acts of incorporation and according to the rules in the Brazilian Civil Code. The Shareholder or the legal representative, aiming at ensuring the admission to the Meeting (art. 5º, caput, of CVM Instruction n. 481, from 17.12.2009), shall present the following documents:  (i) Official ID Document with a photo; (ii)  A certified copy of the updated act of incorporation (bylaws or article of incorporation), in case of a legal entity; (iii) Original or certified copy of power of attorney granted by the shareholder; and (iv) Original copy of the shareholder statement supplied by the depository institution or by the custodian, identifying the condition of the shareholder.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

According to the sole paragraph in article 43 of the Company’s Bylaws, we request the delivery of shareholder condition supporting documents and of representatives at least 72 (seventy two) hours before the now called Extraordinary General Meeting is held, in the Department of Relationship with Investors - DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, n. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8 am and 12 pm and 2 pm and 5 pm. All the shareholders who come with the requested documents shall be allowed into the Extraordinary General Meeting now called, however. Provisions in article 141 do not apply to the Law of Corporate Actions, and bearing in mind that the election of the member of the Board of Administration, object of the agenda, aims at the replacement and filling of posts, whose indication concerns the controlling shareholder, as established by clause I of article 17 of the Company’s Bylaws. They are at the shareholder’s disposal at the Department of Investors’ Relationships – DFR, Market Service Division – DFRM, at Av. Presidente Vargas, n. 409 – 9th floor, in the city of Rio de Janeiro, RJ and in the pages of the Company (http://www.eletrobras.com.br/ri), of the Securities Comission – CVM (http://www.cvm.gov.br) and of BM&FBovespa (www.bmfbovespa.com.br) all the documents pertaining to the subject that will be debated in the Extraordinary General Meeting, according to the terms in Art. 135, § 3. Of the Law of Corporations by Stocks and of CVM Instruction n. 481, from 17 December 2009, as altered (“Instrução CVM 481”). Rio de Janeiro, 21 August 2015. (a) Wagner Bittencourt de Oliveira - President of the Board of Administration. With no further matters to discuss, the President of the Board considered the work done, stating the writing of this certification which, after it is read and approved, herein signed by me MARIA SILVIA SAMPAIO SANT’ANNA, Secretary of the Council, who has written it. The other resolutions established in this meeting were ommited from this certification, as they refer only to merely internal interests to the Corporation, a legitimate concern, supported by the duty of administrative  confidentiality, regarding the “caput” of Article 155 of Law n. 6.404 (Shareholder Social Law by shares), being, therefore, beyond the scope of the norm in paragraph 1 of the article therein article142 of the afore mentioned Law.

Rio de Janeiro, 21 August 2015.

MARIA SILVIA SAMPAIO SANT’ANNA
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.